Exhibit 23

December 28, 2021

Alan S. Bernikow, as Representative of Revlon, Inc.’s Independent Directors
Revlon, Inc.
One New York Plaza, 50th Floor
New York, New York 10004

Re: Standstill agreement dated September 15, 2017

Dear Mr. Bernikow:

MacAndrews & Forbes Incorporated (M&F) has abided by the standstill agreement dated September 15, 2017, as amended, and agrees to abide by such agreement for an additional one year (to no sooner than September 15, 2022). I write to confirm and memorialize this agreement. If this is acceptable to the independent directors of Revlon, Inc.’s Board of Directors, please countersign below and return a copy of this extension.

Very truly yours,

MACANDREWS & FORBES INCORPORATED

By:	/s/ Shiri Ben-Yishai
Shiri Ben-Yishai
Chief Legal Officer- Executive Vice President

ACKNOWLEDGED AND AGREED:

By:	/s/ Alan S. Bernikow
Alan S. Bernikow,
On behalf of the Independent Directors of Revlon, Inc.

cc: Cari Robinson, Esq.